Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1)	The jurisdiction where the Non-Delaware Corporation first formed is Nevada.

2)	The jurisdiction immediately prior to filing this Certificate is Nevada.

3)	The date the Non-Delaware Corporation first formed is May 9, 2006.

4)	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is CleanTech Innovations, Inc.

5)	The name of the Corporation as set forth in the Certificate of Incorporation is 6D Global Technologies, Inc.

6)	The effective date of this Certificate of Conversion is September 29, 2014.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 25th day of September , A.D. 2014.

By: /s/ Terry K. McEwen

Name: Terry McEwen

Title: Chief Executive Officer